EXHIBIT 12

NORTHWEST NATURAL GAS COMPANY

Computation of Ratio of Earnings to Fixed Charges

January 1, 2001 - Dec 31, 2005

(Thousands, except ratio of earnings to fixed charges)

(Unaudited)

	Year Ended December 31
	2005	2004	2003	2002	2001
Fixed Charges, as Defined:
Interest on Long-Term Debt	$34,330	$33,776	$33,258	$32,264	$30,224
Other Interest	2,665	2,184	2,048	1,620	3,772
Amortization of Debt Discount and Expense	808	773	696	799	768
Interest Portion of Rentals	1,357	1,489	1,622	1,578	1,572

Total Fixed Charges, as defined	$39,160	$38,222	$37,624	$36,261	$36,336

Earnings, as Defined:
Net Income	$58,149	$50,572	$45,983	$43,792	$50,187
Taxes on Income	32,720	26,531	23,340	23,444	27,553
Fixed Charges, as above	39,160	38,222	37,624	36,261	36,336

Total Earnings, as defined	$130,029	$115,325	$106,947	$103,497	$114,076

Ratio of Earnings to Fixed Charges	3.32	3.02	2.84	2.85	3.14